Correspondence

December 18, 2017
VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, DC 20549
Attn: Joe McCann
Office of Healthcare and Insurance

Re:	Riot Blockchain, Inc. Current Report on Form 8-K Filed October 4, 2017 File No. 001-33675

Dear Mr. McCann:

Please find below responses to certain questions raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in its letter dated December 12, 2017 (the "Comment Letter") relating to the Current Report on Form 8-K (the "8-K") filed by Riot Blockchain, Inc. (the "Company").

The Company's responses are numbered to correspond to the Staff's comments. For your convenience, each of the Staff's comments contained in the Comment Letter has been restated.
Current Report on Form 8-K
Item 1.01, page 1
1. Please provide us an analysis as to whether you meet the definition of an "investment company" under Section 3(a) of the Investment Company Act of 1940 following your investment in Coinsquare Ltd./goNumerical Ltd. and, if so, whether you are excepted from this definition or are otherwise exempt from registering with the Commission as an investment company. In your response, please provide us with sufficient detail to assess your analysis. As part of your analysis, please be sure to address Section 3(a)(1)(A) in light of your October 2017 "Investor Presentation" furnished as Exhibit 99.1 to your October 5, 2017 8-K, which announces your "Corporate Shift in Focus".
Response:
The Company does not meet the definition of "investment company" under Section 3(a) of the Investment
Section 3(a) of the Investment Company Act of 1940 defines an "investment company" as an issuer which-
"(A) is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities;
(B) is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or
(C) is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer's total assets (exclusive of Government securities and cash items) on an unconsolidated basis."

Pursuant to the broad definition above, a company that holds substantial minority interests in other companies that it does not control, or an operating company that temporarily holds investment securities that constitute a large percentage of its assets may be deemed, inadvertently, to be an "investment company".  However, the Company believes that its purchase of interests in other third party companies, should not be deemed to result in it being deemed an "investment company" because the Company's investment in a single passive investment (goNumerical/Coinsquare) is not intended to represent the Company being largely engaged in investments that are passive in nature and the Company owns and operates businesses that are not passive in nature such as its historical laboratory and veterinary businesses, and more recently the acquisition of a 52% interest in Tess Inc, which is actively engaged in developing blockchain solutions for telecommunications, whose operations are expected to be included on a consolidated basis within the financial statements of the Company.  Additionally, the recently acquired 100% of Kairos Global Technology, Inc. and, consequently, certain computer equipment and other assets used for the mining of cryptocurrency, specifically servers consisting of 700 AntMiner S9s and 500 AntMiner L3s,whose operations are also expected to be reported on a consolidated basis.  Accordingly, the Company is not largely engaged in holding substantial minority interests.  Further, the Company intends to exercise some level of control over these entities.  In addition, as discussed in more detail below, the Company intends to maintain and continue to grow its non-blockchain related business operations.  As such, it does not engage, and does not seek to engage, in the activities listed under Section 3(a) quoted above.
To further clarify the Company's current strategy, and as stated in its October 2017 presentation, the Company "intends to gain exposure to the blockchain ecosystem through targeted investments in the sector, with a primary focus on the Bitcoin and Ethereum blockchains."  The Company's strategy is to pursue opportunistic investments and controlling positions in these new and emerging technologies, with the end view of enabling the Company to operate blockchain technology.  The October 2017 presentation was intended to provide information relating to blockchain technology and was not intended to imply that the Company intended or proposed to be "engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities."
We also deem it important to note that, as stated in the Company's Press Release dated October 17, 2017, despite the Company's entry into the blockchain space, the Company still intends to maintain its existing business operations and its royalty license stemming from its Exclusive License Agreement with Ceva Santé Animale S.A., which provides an exclusive worldwide royalty-bearing license, until December 31, 2028, to develop, seek regulatory approval for and offer to sell, market, distribute, import and export luteinizing hormone  and/or follicle-stimulating hormone products for cattle, equine and swine for the assistance and facilitation of reproduction.  This was also stressed in the Form 8-K filed by the Company on October 5, 2017 (in which the October 2017 Presentation was included as an exhibit).
Lastly, as noted above, and as reported in the Company's Current Report on Form 8-K dated October 23, 2017, on October 20, 2017 the Company acquired approximately 52% of Tess Inc., a private Ontario company ("TESS") which is developing blockchain solutions for telecommunications companies.  Under the terms of its agreement with TESS, the Company invested $320,000 and issued 75,000 shares of its restricted common stock, in exchange for 2,708,333 shares of TESS' common stock.  As a result, TESS became a majority-owned subsidiary of the Company.  Further, the Company has also been granted the right to select a member of TESS's Board of Directors.  Additionally, as reported in the Company's Current Report on Form 8-K dated November 3, 2017, on November 3, 2017, the Company acquired 100% of Kairos Global Technology, Inc. ("Kairos), and, consequently, computer equipment and other assets used for the mining of cryptocurrency, specifically servers consisting of 700 AntMiner S9s and 500 AntMiner L3s.    The Company believes that its acquisitions of, 100% of Kairos's and 52% of TESS' common stock, respectively, along with the Company's investment in goNumerical Ltd./Coinsquare Ltd., further illustrates that the Company's intention is to become an active participant in the blockchain ecosystem.  The Company further believes that this, coupled with the continuation of its business related to its Exclusive License Agreement discussed above, places the Company outside the definition of an "investment company" under Section 3(a) of the Investment Company Act of 1940.

2. We note your statement that you entered into a "series of agreements", including an Amended and Restated Unanimous Shareholder Agreement in connection with the goNumerical transaction.  Please identify for us each of the agreements and provide us a brief description of the material terms and conditions contained in each referenced agreement.  Also, explain to us why each of these agreements has not been filed as an exhibit to date.
Response:
The Company entered into a subscription agreement whereby it purchased an approximate 10.9% ownership in goNumerical Ltd.  In connection with the foregoing transaction, the Company also received warrants to purchase shares of Coinsquare's common stock, which would result in an additional 3.8% net ownership interest, if exercised in full.  The subscription agreement was filed with the Commission on November 13, 2017 as an exhibit to the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2017.  The Amended and Restated Unanimous Shareholder Agreement, however, is an agreement that governs shareholders of goNumerical Ltd.  Accordingly, the Company did not file such agreement because it believes the agreement to be immaterial to its minority interest in goNumerical Ltd.
Exhibits
3. Please provide us your analysis supporting your determination that financial statements of goNumerical Ltd./Coinsquare Ltd. are not required or tell us when you will provide them. Cite in your response all authority on which you rely, and show us your calculations supporting your analysis.
Response:
On October 4, 2017, the Company purchased a minority interest in goNumerical Ltd. ("Coinsquare") which operates a digital crypto-currency exchange platform operating in Canada. The Company has determined that the financial statements of goNumerical Ltd./Coinsquare Ltd. are not required pursuant to the equity method of accounting, which applies to investments in common stock or in-substance common stock, as is the case here, where the investor does not control an investee nor does it have the ability to exercise significant influence over the investee's operating and financial policies.
In determining whether an investor has the ability to exercise significant influence over operating and financial policies of the investee is based on facts and circumstances but is presumed to exist for investment of 20% or more of the voting stock of the investee.  In the current case, the Company only holds approximately 10% of the voting stock of Coinsquare.  Under ASC 323-10-15-8, an investment of less than 20% of the investee's voting stock shall lead to a presumption that an investor does not have the ability to exercise significant influence.
Other ways that ASC states that significant influence over operating and financial policies of an investee may be indicated also include: representation on the board of directors; participation in policy-making processes; material intra-entity transactions; interchange of managerial personnel and technological dependency.  None of the foregoing factors are present with respect to the Company's minority investment in Coinsquare.  The Company holds no board of director seat, does not participate in policy-making policies, has not engaged in any other transaction with Coinsquare other than its initial investment, does not engage in any managerial role and it does not depend on Coinsquare's technology for the operation of its business.
As the Company neither controls Coinsquare nor does it have the ability to exercise significant influence over its operating and financial policies, financial statements of Coinsquare are not required pursuant to ASC 323.
Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned or our counsel Harvey J. Kesner, Esq. of Sichenzia Ross Ference Kesner LLP at (212) 930-9700.

Very truly yours,

Bioptix, Inc.

By: /s/ Jeffrey McGonegal_____________
Jeffrey McGonegal
Chief Financial Officer